SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Caspian Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14766Q107

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th St, 24th Floor

New York, NY 10019

212-698-9260

Copies to:

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Firebird Avrora Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,814,165
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,814,165
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,814,165
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Firebird Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,847,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,847,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Harvey Sawikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,661,665
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,661,665
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,665
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 7 amends and supplements the Schedule 13D filed on October 6, 2003, as amended on February 2, 2004, February 28, 2005, April 25, 2006, August 6, 2007, March 12, 2008 and August 3, 2010 (as amended, this “Schedule 13D”). This Amendment No. 7 is filed to report transactions since the last amendment and to remove James Passin, FGS Advisors, LLC, Firebird Global Master Fund, Ltd., and FG2 Advisors, LLC as Reporting Persons.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is amended and restated as follows:

This Schedule 13D being filed by Firebird Avrora Advisors LLC (“Avrora”), Firebird Management LLC (“Management”), and Harvey Sawikin (“Mr. Sawikin” and together with Avrora and Management, the “Reporting Persons”).

Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Avrora and Management, and he is also a controlling principal of FGS Advisors, LLC (“FGS”) and FG2 Advisors, LLC (“FG2”). Avrora and Management are New York limited liability companies which have their principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019.

The principal business of each of Avrora and Management is to serve as investment manager or advisor to investment funds and managed accounts (“Funds”) and to control the investing and trading in securities of the Funds.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of this Schedule 13D is amended and restated as follows:

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 52,657,574 shares of Common Stock outstanding as of August 7, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 19, 2015.

Other than as described in this Item 5, to the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

Avrora Advisors acts as investment advisor to Firebird Avrora Fund, Ltd. (“Avrora Fund”), a private investment fund which owns 1,814,165 shares of the Common Stock. FGS acts as investment advisor to the Firebird Global Master Fund, Ltd. (“Global Fund”), a private investment fund which currently holds no shares of the Common Stock. FG2 acts as investment advisor to the Firebird Global Master Fund II, Ltd. (“Global Fund II”), a private investment fund which currently holds no shares of the Common Stock. Management acts as investment advisor to Firebird Republics Fund, Ltd. (“Republics”), a private investment fund which currently owns no shares of the Common Stock, and Firebird New Russia Fund, Ltd. (“New Russia”), a private investment fund which owns 1,847,500 shares of the Common Stock. As investment advisors, each of Avrora and Management shares voting and investment control with respect to the shares of Common Stock held by their respective advised Funds. Mr. Sawikin, as control person of Avrora and Management, shares investment power and voting power with respect to the Common Stock reported by them. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c) Upon Mr. Passin’s resignation as a member of the Board of Directors of the Issuer on March 4, 2008, the options he held for an aggregate of 25,000 shares of Common Stock terminated.

Additionally, since the last amendment to the Schedule 13D filed on August 3, 2010, the Reporting Persons have entered into the following transactions:

Name of Entity	Date of Transaction	Amount of Securities Purchased/(Sold)	Price Per Share
Global Fund	10/10/2010	(1,675,825)	$0.42
Republics	12/29/2011	(1,775,000)	$0.081
New Russia	12/29/2011	1,775,000	$0.081
Global Fund II	1/3/2012	(20,000)	$0.06375
Global Fund II	1/6/2012	(14,000)	$0.04821
Global Fund II	1/19/2012	(155,900)	$0.02984
Global Fund II	1/20/2012	(143,433)	$0.02983
Global Fund	1/5/2015	(1,262,508)	$0.01802

(e) James Passin, FGS and Global Fund ceased to be Reporting Persons on January 5, 2015. FG2 ceased to be a Reporting Person on January 20, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Firebird Avrora Advisors LLC

By:	/s/ Harvey Sawikin
Name: Harvey Sawikin
Title: Principal

Firebird Management LLC

By:	/s/ Harvey Sawikin
Name: Harvey Sawikin
Title: Principal

/s/ Harvey Sawikin
Harvey Sawikin

Date: September 4, 2015